September 12, 2006

Via facsimile to ((619) 236-1995) and U.S. Mail

David R. Snyder, Esq.
Pillsbury Winthrop Shaw Pittman LLP
501 West Broadway, Suite 1100
San Diego, CA  92101-3575

Re:	Petco Animal Supplies, Inc.
      Revised Preliminary Schedule 14A
      Filed September 6, 2006
      File No. 000-23574

      Amended Schedule 13E-3
      Filed September 6, 2006
      File No. 005-44229

Dear Mr. Snyder:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Refer to our prior comment 10. Please file the materials presented by UBS to special committee on May 8, 2006 as an exhibit to this Schedule.



Preliminary Schedule 14A
Summary Term Sheet
2. We reissue comments 6 and 14. Please note that the fairness determination required to be made by Item 1014 of Regulation M-A must be as to the unaffiliated security holders of the issuer, not the buyer in the present transaction. Please note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
David R. Snyder, Esq.
Pillsbury Winthrop Shaw Pittman LLP
September 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE